

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

Mr. Gregory G. Marlier
Chief Financial Officer
Vista Gold Corp
Suite 5, 7961 Shaffer Parkway
Littleton, CO 80127

     Re: Vista Gold Corp
              Form 10-K for the Fiscal Year Ended 12/31/2009
              Filed March 16, 2010
              Proxy Statement on Schedule 14A
              Filed April 9, 2010
              Response Letter Dated March 4, 2011
              File No. 1-09025

Dear Mr. Marlier:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

1.   We note your response to our prior comment 2 from our letter to you dated February 17, 2011. Please revise your proposed disclosure to quantify the specific targets of your personal goals for the named executive officers and the goals of the company in general. In particular, for the company goals, quantify the targets of the financial goals, which include the share price, the maintenance of adequate working capital, and cost control. For your named executive officers, quantify the targets for the share price performance, financing, shareholder value, and cost control. We also refer you generally to Instruction 4 to Item 402(b) of Regulation S-K.

Mr. Gregory G. Marlier
Vista Gold Corp
March 11, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director